Filed by ProCap Financial, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653
Date: November 6th, 2025

On November 6th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on Youtube, Spotify, Substack and Apple Podcasts:

TRANSCRIPT: Max Vol Podcast

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Jeff Park: To me like it is a little concerning that like the the count overall has been going down. And the reason this is so like important to me, like existentially important to me is because the old people that buy Bitcoin, right, will always buy Bitcoin if they know that eventually young people are going to buy it. Because that’s kind of the ultimate reflexivity built into the thesis of Bitcoin. The old want to buy it because the young love it and they want to participate in that wealth transfer. But the young people will not buy if only the old people are buying. They will not participate in that. They are going to opt out. And the worrying trend here is

Anthony Pompliano: What’s going on guys? Today we got a great conversation with Jeff Park. Jeff is the chief investment officer and partner at Pro Cap BTC. In this conversation, we got some real talk for you. We explain why Bitcoin’s prices going down. Is Bitcoin losing interest from young people? What’s going on in the market? Where are new buyers going to come from? Why is sentiment changing so much? How to think about things like interest rates and the macroeconomy, but also the micro economy affecting Bitcoin’s price. And then of course, we go ahead and we talk about Scott Besson putting out a tweet about Bitcoin and is that actually a sign that maybe there’s been a shift in the market. All that and much more in today’s conversation with Jeff Park.

AP: All right, Jeff, I thought a great place to start the conversation. Bitcoin’s price has not only been going sideways, it’s been going down. Recently touched $101,000. Uh this is not a fun bull market. Everyone thinks Q4 I think average return over the last like 8 to 10 years is something like 60%. These are huge numbers people are expecting and as we know unhappiness is the difference between expectations and reality and right now that is a big gap which is why people are so upset online. What’s going on? Why is Bitcoin not going up?

JP: Man, I am so sympathetic to the online community. I feel the same pain. Uh Q4 is generally a very good time for crypto for all kinds of reasons. And of course right now it hasn’t proven to be the case especially for October’s historically having been a strong month. I think there’s a confluence of factors. Uh there’s there’s the macro, there’s the micro and there’s of course always the truth which is that this is always driven by structured supply and buying and what are the dynamics there that we can appreciate um and discern from. So, you know, I would say like on the micro front, you know, we have to remember October we did go through a huge liquidation, right? It was the largest liquidation. I do think there are um parts of that story to which there’s still being recoveries made on certain accounts and exchanges as to how they’re thinking about navigating this aspect of it.

AP: So, like people are like licking their wounds because of that.

JP: Yeah. Yeah. There’s definitely wealth destruction, but there’s also elements of like um the the infrastructure to which people still have some views that it might not be safe for risk-taking endeavors in case there’s, you know, dead bodies that are floating that we just don’t know yet. And we’re seeing some of those types of activities play out, right? Because just in last week, we saw one of the large DeFi exploits happening in Balancer. Balancer is one of the most well-known multi-asset AMM pools that’s been around for a long time. to see an exploit on balancer where hundreds of millions of dollars of capital is now gone is historically the kind of thing people used to make a bigger deal out of but right now there’s so many of these kinds of things that it’s all getting lost and muddied there was another one stream finance uh earlier this week that also got affected that touches a lot of different protocols as well bluechip projects like Morpho and others that are participant of that stable coin ecosystem so that’s another hundred million that’s been affected I think just before we got in here there another uh DeFi called Moonwell that was exploited. So, we’re talking about DeFi exploitations that are still coming through which always hurts sentiment in crypto. This is the kind of dynamic where at the micro level, people just want to be riskoff. And then on top of that, you add the macro level to which we’re seeing some jittery behavior in the global capital markets. Uh the way in which I think the Fed turned on there being an end to QT was telegraphed but still slightly abrupt. I think there was kind of implications it would stop by December, but the way in which it happened was I think still catching some people a little bit off guard and then you add on top of that December rate cut being now back in play for which there may not be a follow through. The combination of both of those levers creates a lot of uncertainty for what to expect on the on the macro front and there’s obviously some signs of liquidity uh issues which is why they’re accelerating the end of QT. So, so, so there’s some general kind of unease on on that spectrum as well.

But most importantly, most importantly, I think you are seeing uh general kind of exhaustion by new investors where the expectation of their price gains are not materializing because of the continued selling that is happening nonetheless in the space. So, uh, you know, the one amazing thing about Bitcoin is that because it is onchain, you can track a lot of these analytics and the ETFs do now kind of change that a little bit. They do muddy the picture because ETFs don’t have the same onchain footprint. But by and large, when it comes to very small checks and very large checks, those are still on chain and you can see it. And the the the kind of unnerving thing that’s historically always been true is that if you combine the Bitcoin that is owned by what you call whales and then the humpback whales that are like in the you know 1,000 10,000 BTC plus type category. Those cohorts still control roughly a third of the 20 million Bitcoin in in existence today. We’re talking about 6 to 7 million of Bitcoin controlled by these very large accounts. When you compare that to the very small, you know, shrimp accounts as people call them or crab accounts which are like below one bitcoin or between one and 10 bitcoin, those are minorities. Those are still like four million bitcoins in aggregate. So they’re they’re like less than half of the whales. That market structure is extremely lopsided in which big sellers can clearly move markets pretty quickly. And the truth is that these whales have been selling consistently not shortly but for a long period of time. If you look at their onchain footprint from 2022, they’ve been consistently liquidating um and then and what you’re seeing is that for the first time with the ETFs having launched, the smaller accounts are also no longer buying on chain. So the other really kind of shocking thing you can see is when you look at the shrimp accounts or the crab accounts, they’re consistently buying Bitcoin little by little accumulating until about 2024 and then it stops. And then what you saw the last year and a half is it is actually going down. And to me that is a little bit worrying because it’s one thing for it to maybe not go up as much as used to because people are choosing the ETFs, but it is not great when it’s going down cuz that also means that there’s certain small young accounts that are also choosing not to be invested.

AP: Do you think it’s because they’re going from onchain buying to buying a new ETF or you know uh some other mechanism? So like they’re still buying, it’s just now being pushed behind the curtain.

JP: So So that was kind of my original hypothesis and I still think there’s some of that substitution effect going on because you can see that trend with kind of the accounts that are in between like the other between like the whales and the shrimp and the shrimps, right? You can see there’s a gradual increase. I think it’s up to like $100 million of Bitcoin where those wallet accounts are accumulating more. That those are clearly ETF activities. However, the reason I don’t know if that’s enough is because if I were a young person, I still think young people choose to own coins fundamentally. I’m not talking about advisers. I’m not talking about Wall Street professionals that are like 35, 40, 45 plus. I’m talking about like 20 year olds and young 30-year-olds who are really getting into crypto and they care a lot about the way they own those exposures. I look at that cohort generally to be those that are opening Coinbase accounts and buying Bitcoin, especially if it’s like below one Bitcoin in size. We’re talking about less than 100 grand. Like those accounts, I think still if they were young demographics that were interested in exploring would choose to go on chain. That’s my belief at least because young people still care about the ethos and meaning of what it means to be in crypto for that social participation. They’re not the ones that go around talking about, oh yeah, I own my crypto exposure with an ETF, like as if that’s a proud thing. So to me, like it is a little concerning that like the the count overall has been going down. And the reason this is so like important to me, like existentially important to me, is because the old people that buy Bitcoin, right, will always buy Bitcoin if they know that eventually young people are going to buy it.

Because that’s kind of the ultimate reflexivity built into the thesis of Bitcoin. The old want to buy it because the young love it and they want to participate in that wealth transfer. But the young people will not buy. If only the old people are buying, they will not participate in that. They are going to opt out. And the worrying trend here is if young people stop buying Bitcoin because they’re no longer interested, whether because it’s not volatile anymore, whether the price action is not interesting anymore, whether it’s because there’s so many other other options to do like, you know, betting on prediction markets for example, I think there’s a huge competitor to Bitcoin interest, all of those things compete for attention.

And if young people choose to kind of step out, then we have a real problem.

AP: So to me, there there’s two things going on here. Let’s first talk about like the fracturing of energy, attention and capital which um there are things that are competing for attention and capital in the Bitcoin industry and then there are things outside of it. So for example, I can buy the coins, I can buy the ETF, I can buy the digital asset treasury companies, uh I can buy a whole bunch of different types of exposures. I can buy Coinbase stock, right? There’s now kind of a little bit of an ecosystem there as to okay, I want to put exposure on. How do I get the exposure? Then there are things outside which include the prediction markets, artificial intelligence. I 100% think uh people are not only saying, “Hey, let me convert some of my Bitcoin stuff to AI.” But there’s a lot of people who are saying, “I’m not going to put another dollar into this Bitcoin thing because I’m going to on a zero sum basis put it actually into an AI company, a hyperscaler, you know, whatever.” So what would give you confidence or you know kind of uh maybe calm your concern as you see more opportunities because like there is more access to the market you know is a good thing but it sounds like maybe you’re a little bit more skeptical that this is a short-term thing and could be like a longerterm trend to really pay attention to.

JP: Look, I think thesis can change really quickly based on price action. That’s always been the case with Bitcoin that generally attention and interest comes back when it does perform. Uh and so you always have to kind of hedge out a little bit of that path dependency, but it is absolutely the case that there’s more alternative options for investing for upside than historically there has been because of the abundant growth that we’re experiencing otherwise in the broad economy. So AI and Bitcoin are basically different sides of the exact same coin in my opinion because it’s all about energy and computation. So if if if you want to diversify a thesis that is not just going to be played out through Bitcoin ownership but also through the actual infrastructure via these data centers then I think it makes sense that people might want to invest in that fashion especially if you think there’s going to be more uh support coming at the macro level at the sovereign level for these players. There’s some structural tailwinds here. I think many are quick to call this AI thing a bubble, but I think those who are observing it pretty carefully see all the things in place where the structure is going to last a lot longer than we think. And in that sense, like Bitcoin’s in this weird stage where in my opinion, it’s a barbell thesis. On one hand, it’s truly cipher punk money and entirely resistant to sovereign manipulation and therefore is of merit from that foundation. On the other hand, you get something that is like so supported by institutional support and by sovereign nature in which like it becomes part of the global monetary system that pushes it, but it has to kind of pick a lane. And Bitcoin right now is kind of in the middle because it’s not really acting like cipher punk money in the way that there hasn’t been enough ecosystem development for Bitcoin to be really useful.

And yet you’re seeing US governments participate in promoting the space but then not necessarily going all the way right it almost sometimes feels like a little bit of like a showmanship of like populism but they’re not doing anything. So you’re caught in this middle where like what do you stand for? Whereas at least with AI companies we know this is like a national strategic importance of like sovereignty itself if we’re thinking that there’s going to be financial warfare happening through these lens. So, you know, there’s US government support when you see things like White House Asset Management going out to buy these crypto equ uh these data center companies. Like, you know, there’s structural bids, but we don’t see the same level of structural bid for Bitcoin, at least from that lens. And so, I think young people are just trying to figure out like what is it that’s going to perform? Because above all, I really think young people want two things. They want a real sense of meaning in what they invest in. They’ve always cared about meaning, right? It’s it’s sometimes been to the point of it being detrimental to making it return concessionary. That’s what the ESG movement ultimately was about. And then the second thing is they want to make money. And when you can’t win on both fronts, Bitcoin starts to lose a little bit of that luster. And I think there is some of that happening where we’re in this awkward phase of like, yeah, institutionalized Bitcoin, let’s go. But like, what is that? What does that mean? What exactly is that going to mean for the actual ecosystem?

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AP: There’s another thing I’ve always thought which is uh millennials, you know, I think you and I are almost the exact same age. Um, we were old enough to know what was happening during the global financial crisis, but we were not uh wealthy or had enough assets to really be hurt by it. And it was almost the psychological impact was like creating what we today would call Bitcoiner. Yep. At the time and you know, people knew the you know, Occupy Wall Street movement was going on even if you weren’t there with, you know, the sign and and protesting. there was an element of kind of a generational thing of like, man, do these people really screw a generation? Do they really, you know, do this? And I wonder how much of that feeling is actually shared by Gen Z. It’s just that millennials took the opportunity to express the view like the release valve was Bitcoin and actually Gen Z, it’s like a political socialism type thing.

And they’re actually saying the same thing. The system isn’t working for me. Mhm. one was pointed at purely the financial system. The other is pointed actually at like a societal system where finance is a piece of it but it actually is going after you know a bunch of other things. Cuz I do think a lot of millennials um and again this is like a gross generalization but most millennials I know they’re uh unhappiness their uh kind of um you know uh issues it’s actually with the financial system. it’s, hey, I can’t afford a home because of interest rates or because of, you know, inflation or, you know, whatever the thing is. I don’t actually hear that many millennials talking about the same talking points as like the GenZ-ers who theirs is almost like a more like political thing that is finance plus everything else. Does that resonate?

JP: Yeah. No, it absolutely does. You know how there’s that category, I forget the exact name for it, but it’s like rich but not rich enough or whatever that people make fun of. Like it’s kind of like the hell position of of living.

AP: $5,000 Rolex, not the $50,000.

JP: Yeah. Yeah. It’s like you have enough money just to feel like you’re part of it, but like not enough to really be comfortably feeling like you’re sharing it success within it.

AP: And like we call that first class, not private jet money.

JP: Yes. Right. That’s that’s that’s maybe a notch below though. Uh but millennials as a generation I think kind of fit that category because we were in fact to your point like young to have experienced the crisis but not totally detached from it at the moment where we were able to like live parts of it through and through. So we have like an ability to appreciate what debasement is and how it we feel like that is the core thing we can solve for. But when you go one generation below like I actually don’t think they care about debasement. Like when I talk to young people like we’re talking about like Gen Z’s and Gen Alpha now they are at that stage where like that is just not interesting to them nor do they actually have any like sense of ownership to solving that problem.

AP: You know what I think of? Uh do you remember the first time you ever learned about C-SPAN? Like you know like the TV channel, right? And it’s like and maybe like your parents or grandparents like somebody you knew in your neighborhood whatever somebody watch C-SPAN and you’re like that is like old people thing. I kind of feel like a lot of the hardcore finance stuff is the C-SPAN for Gen Z or Gen Alpha. They’re like they know about it but they’re just like not interested whatsoever.

JP: Yeah. No, I don’t blame them though because how much of millennials do we even have delusion with each other, right? We talk about like let’s solve social security but like we go home and at night we know like oh it’s not going to be solved right like why are why why do we pretend like this is a thing that we we we so so I think like each generation successively sees the truth more and more so like Gen Z’s like truly I don’t think care about debasement. They’re like it’s already screwed up. We’re all screwed up together. like it’s not our fight and we’re just going to be happy and do our own thing and find meaning in things that like make us feel like we have a sense of belonging and community. And I think that’s largely the rise of some level of that populism. But Bitcoin too, like this is where I feel like Bitcoin can still win because if Bitcoin was able to appeal to its original mission as cipher punk money, which which I truly think lost a little bit of that luster unfortunately in the mainstream adoption via kind of the Wall Street financialization, but also the sovereign embrace. It is in some sense what young people really should care about, right? they do care about sovereignty and being tech fluent and actually thinking about privacy and all these things that they have a higher um burden than millennials do, right? That’s a great example of something where we grew up in the age of Facebook having been unleashed like we were either in high school or college or at your first job and we take it for granted that like oh yeah we just give away our privacy like that’s a part of the social contract in which we have a happier life. the young people, they’re much more aware of that trade-off. Like they they are much more able to see about how they monetize the data that they’re otherwise giving away for free or they choose to actually not give away their data because they grew up in that environment from so early on. So, so if you are able to position Bitcoin and crypto back into that movement of like a populist energy, then I think you will imbue a sense of belonging for that generation. But right now, what’s happened is the complete opposite. We’re seeing kind of people um generally seeing the Wall Streetification of Bitcoin to be like inside dealings and self-s serving. And you don’t want to see like the billionaire class make more money using Bitcoin, right? Like there’s always a part of me that’s like, “Oh, yes, I love that Ray Dalio is supporting Bitcoin or whatever.” But there’s also the other part where like I kind of don’t know if I want him to be then the spokesperson of Bitcoin because that’s really not going to appeal to Gen Alpha.

AP: Have you seen the clip of Peter Teal and I think it’s Andrew Ross Sorkin on stage and Sorkin basically asks him, you know, what’s your view on Bitcoin or whatever? And uh Teal goes on a a kind of explanation and he says that um he doesn’t have as strong of a conviction in the future of Bitcoin. And one of the reasons he points to is because he feels like uh Bitcoin may have been co-opted by uh BlackRock. Mhm. and his whole point is kind of like this cipher punk money thing. It’s now becoming something else and once it becomes financialized. He doesn’t ever talk about like the return as much and and it’s like kind of orbed away but he essentially is saying that cuz he in one hand says hey the upside you know may not be what people think it is and then he’s talking about this co-opting by you know these financial firms. Is he right? Yeah.

JP: Well, there’s two co-ops, right? Because on one hand, yes, you have a co-op by Wall Street and you have a co-op by uh political administration. Um, for sure. And then the other co-opt I would say is actually even within the native Bitcoin community where that uh energy has thus far being channeled for what it means to be a maxi in the Bitcoin language. Like right now the things that people are arguing about with Bitcoin development when it comes to spam filters and now the debatable hard fork that is to come with Bit 444 are sometimes truly like extreme uh things that are happening at the ideological level that is unrelatable to almost Bitcoiners. I don’t I don’t know how closely you’ve been following, but a lot of these arguments come down to really inane things. And it’s actually very very like uh upsetting at some level to see Bitcoin get to that point where uh Bitcoiners are weaponizing kind of like legal capabilities to uh to motivate one of their causes versus another group. And so right now this whole thing with like how we need to make sure that the content moderation on Bitcoin is enforceable so that we don’t end up in illegal territory when it comes to certain um spam that can end up on chain becoming made into an issue. That was never an issue really in the past knowing of course like these things were always going to be the case. That’s why it’s that’s why Bitcoin is cipher punk money. That’s why there is a concept of free speech speech embedded within Bitcoin. But to see Bitcoiners like weaponized against each other, that’s another co-opt that is happening on another extreme right-wing level within the Bitcoin community. So actually you got the two loudest voices, right? One is this extreme right-wing group almost within the Bitcoin community community and then you got basically the like mother of all centralized like risks that could exist within institutional power. And so you know what what can you do? And and I think both of those have been pretty pretty insufferable. All that said, like I am optimistic that we’ll get through it because Bitcoin always gets through it, right? People who’ve lived through these cycles and the block size world know this is part of the journey of Bitcoin adoption. Um, and these pendulums can sometimes swing too far and then we just have to, you know, over time self-correct itself. Uh but but the one thing that I do wish for and watch carefully nonetheless is young people because if you lose young people’s interest in Bitcoin and I really think this is the first cycle that I’ve seen it uh most explicitly and I can’t quite put a finger on it whether it’s related to the ETF launch itself because the on-chain footprint itself has now become a little bit harder to monitor. Um but it is a it is a pivotal time and acknowledging that one thing has changed in how we’re able to see that participational group.

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AP: Maybe the like greatest paradox in the world is young people coming into question as like how much they like Bitcoin and the Treasury Secretary tweeting about Bitcoin. Um, explicitly like not like a sound money or like just explicitly tweeting about Bitcoin. Um, and doing it in the same way that like maybe your favorite like Bitcoin maxi account could tweet something and it’s just like copy paste put it on the Treasury Secretary and like send it out. Yeah. Um, what was your take on that?

JP: Well, I think you know we all grow up, right? So, we’re all we have to also remember like 10 years ago I was a different age and so like we all grew up and we’ve all become older and we grew up with a community, right? um as Bitcoin turns older, like we’re all we’re all aging as a cohort. And so it makes sense that the person who was in their 20s is now in their 30s and they’re able to kind of like graduate that conversation and then but the the question is who is coming in to be the spokesperson in their 20s, right? Who is that person? Who is the Kobe of the 20s, right? And and you you don’t see AP: Kobe with a C.

JP: Kobe with a C Yeah. Yeah. Kobe of Coinbase Kobe now.

AP: Coinbase Kobe.

JP: Coinbase Kobe.

AP: Never would have thought we’d hear that.

JP: So, I mean, isn’t that a prime example already of like where cryptos come and so like I’m always on the lookout for like who is that inspirational 20-year-old that will come talk about Bitcoin in that authentic way to appeal to that crowd. Now, there are some crypto protocols that have done a good job on this. For example, Ripple. I am always blown away by how many young people still talk about Ripple and they have this incredible hold uh over this younger demographics because their social media campaign just seems to be like very strong in developing and fueling that fan base. Like if you go on Tik Tok, it’s almost like ripple channel and and there’s a lot of young people who like fervently uh believe in this the strength of this community and push for it. And at a global level too, like outside the US, like there’s young people around the world that really care about Ripple. South Korea is a prime example. Lots of Koreans love Ripple.

AP: Why?

JP: And and young people too. it it’s just a mimemetic thing that somehow worked and and and I think there’s just more people coming into it where like it’s evolving with its time. Bitcoin sometimes though feels a little bit like stuck in its aging where yes we’re growing up like yes we’re getting Bitcoin treasury companies and we’re getting Larry think but like you know why are we not seeing more kind of you know techforward young folks thinking about Bitcoin layer 2s and side chains and trying to solve these serious problems more coming from the other side right and there’s a bit of a like dir in that funnel AP: I remember in this probably 2018 2019 somewhere in that time frame Uh I was in Kuwait and um I was speaking at a conference there and uh I kept having a bunch of guys come up to me and they kept asking me about XRP and Ripple and I remember being like like dude what is going on here? Like is do you guys work for them or something? You’re like what what is this? And finally one of the guys pulled me aside. He ran a family office uh in the Middle East and he was like no no you don’t understand culturally the banks always win and this we like like we see this as the bank coin. Mhm. And I remember just being like, “Oh my god, like it makes so much sense once you understand the cultural, you know, kind of uh understanding and general consensus of just like there is no like attack the banks. There’s no like fintech and you know I mean like it is a rigged game. The banks always win and they are blessed by the state. And so if you have a coin that is blessed, you know, with the banks by the state, like that’s obviously going to be the winner, right? And I remember just being like, man, this global game, you know, by the way, I just got a crash course in, you know, the Middle East and specifically in Kuwait.

Like, there’s a bunch of different ways people are going to look at not only Bitcoin, but all these other coins. And and that I think was one of like the the formative moments where I realized you cannot just pay attention to the United States. You have to look at this globally. And to your point, whether it’s South Korea, Kuwait, anywhere else, uh yeah, there’s just these narratives that take hold and I think people get very gravitating towards them.

JP: Yeah, totally. And you know, I think there is a little bit of this unit account bias too where like, you know, it doesn’t make any sense. Any proportional owner should be owning anything, you should feel like it’s going to be like worthwhile for your investing effort. But for some reason, AP: it’s 10 cents today. It could become a h 100,000 like bit.

JP: Yeah, it it’s kind of But you know what? Like I remember having a shocking experience a year ago when um you know at Bitwise we had these income strategies and their uh yield generating strategies by selling Paul and uh it of course trades at a par price and people would actually comment on the price the dollar price of that per share being rich or cheap based on some of our competitor’s products as if that was like in itself a constraint. Like if our competitor had it listed at 25 bucks and ours was $50, for some reason it felt like ours was more expensive to them. Even though we all know it’s the same thing. It’s just like a unit count conversation. And yet like there is that like retail investors have this element where the dollar price matters. I don’t know why but like it is part of like why people do stock splits, right? And the stock goes up after stock splits. So Bitcoin has a little bit of that dynamic too where the 100k can feel really great for institutions because it’s like wow we’ve made it like we now have so much liquidity where real money can participate. But on the flip side of this is the downside of younger folks for whatever reason feeling like 100k like I can’t afford that and you can say you know you don’t have to buy a whole bitcoin just you can just buy 0.1 bitcoin they’re like I don’t want 0.1 anything.

AP: Yeah. You know what’s interesting is um at 100k I think psychologically the next milestone’s a million. Mhm. That is 10x. Mhm. That actually is not interesting to a lot of people. Mhm. Which sounds crazy. Like if we go talk to like the Buffett disciples or they’re like 10x like are you know we’ve only done that for over the last 30 years, right? Uh but I do think that uh my youngest brother I’ve talked about before. He told me this in 21. I should have known to sell everything when he told me this. He’s like all my friends they don’t invest unless they think they can get 10x in like a year or something like whatever the whatever the thing was he told me. And so if you look at you’re like, “Okay, well when do I think Bitcoin’s going to hit a million dollars?” Then actually that’s like not that interesting to them, right? If you say, “Hey, it’s going to take seven years,” they’re like, “Yeah, but like you know, Palantir just announced earnings and like that might double in the next 12 months.” Right.

JP: Right. Never mind. It’s the richest stock in the index at 300 times earnings, but you know, doesn’t matter.

AP: Sorry, I I didn’t understand what you were saying. That’s a different language. Like it’s just it’s going to double, right? But like that is the kind of the logic is like it’s not about where is it today. It’s all about like what’s the upside, right? And so you know I always try to be careful because we are making some generalizations but I do think that there’s a lot of truth in this and uh there’s always going to be people who are really smart and then people who just like are you know vibe investing whatever. Um but it does feel like younger people in particular they feel like they’re behind. they feel like they have to do something that is extreme or accelerated to kind of get ahead to, you know, catch up. And the thing that is kind of the steady Eddie, that’s not as uh as one as uh uh a coach used to tell me, steady Eddie ain’t as interesting as Fast Freddy. I mean, yeah, you know,

AP: everyone loves Fast Freddy.

AP: Yeah. Fast Freddy, everyone wants to be his friend, right? So, if you think about it from that standpoint, um it is kind of a weird dynamic, right?

JP: It is. It is. And Bitcoin unfortunately has the curse and luxury of being both a risk on and a riskoff asset at the same time, which is such a rare trait. I tweeted two weeks ago that Bitcoin will make new highs once two things happen. And it was kind of a joke because these are joke numbers in crypto, but like I said, S&P has to cross 6,900 and simultaneously gold has to hit 4,200 and both of them have to sustain those levels for Bitcoin to rip. And what’s implied there is not only do you need crazy risk on views on the S&P which is inflationary but you also need this riskoff mood with gold and those two things simultaneously have to happen for Bitcoin to work and they’re completely antiical and actually what happened is neither of them were able to break it in uh together independently they did once upon a time like a month ago gold did hit actually about 4200 but S&P wasn’t there then S&P had 1600 and gold came back in and the key is when are they both going to hit That’s when Bitcoin is going to work because that’s consensus on there being other factors at play in which I think people are going to express this conflation of risk on and risk off as the engine through through Bitcoin which I think tends to be related to as people have already hinted to global liquidity. But I I really do think some of it is going to come down to there being real uh institutional demand for buying if we think that there’s going to be continued incessant selling from the uh the larger Bitcoin investors.

AP Now, um you know, when a uh uh there’s some sort of injury and people run over and they check the pulse, just make sure they’re breathing, right? And then we can kind of figure out what to do. Uh whenever people are a little bit more uh uh calm, cool, and collected and not as exuberant uh on the podcast, I always got to do the pulse check. Are you still excited about Bitcoin? Do you still think that it’s got a bright future, or has even maybe that changed?

JP: I’m definitely excited about Bitcoin, but uh I am rethinking about the time frame in which we’re going to hit newer highs. I definitely thought by October, November we would kind of find momentum to get there and a large part of it to be honest did rely on that there being a structural bid for buyers to step in.

Some of it being of course through the advisory channel and the ETF but also in Bitcoin treasuries and we’ve seen weakness in the Bitcoin treasury uh arena uh for some time now. So that structural bid has changed from what I anticipated back in June uh May of this year. uh you know at some point though you also wonder if like the selling pressure in itself would come to some halt and that would also then be allowed to let Bitcoin prosper a little bit higher and we just haven’t seen that either. So the third lever which we just don’t know is like how much of the continued selling are we going to see from those who have owned Bitcoin at large size for a long period of time. The other thing that we just can’t know for certain by onchain footprints, but is really important is not just, you know, are these whales selling. We know they are selling, but what percentage of their uh Bitcoin are they actually selling relative to like what they still own, right? Because anecdotally, you’re starting to see some people who are actually like all out. Like I’m done. Like I’m selling like 95% and then the rest is gravy, but like I’m out now. and and like you don’t want that like and and so this idea that like somehow people were waiting for like 10 years and then all of a sudden decided like oh after 10 years I’m finally now going to sell and get liquidity for lifestyle needs that’s never like sat correctly with me because if you look at again the onchain footprint they’ve constantly been selling this isn’t new like they they just didn’t wake up one day and said oh at 100k I’m going to sell all my bitcoin but the question is like well how much skin do they have left in the game because if you start seeing more deterioration there where they’re like completely out. That’s a different sign like Bitcoin count of selling pressure aside than like the actual like lack of participation by those original investors. And you know, I watched that group also really carefully because the original group of investors were the same crazy people who 10 years ago, maybe more than 10 years ago, saw something as an opportunity when everybody was saying, you know, that’s not true. like these are like non-consensus, improbable, existential views at that point if they were buying Bitcoin in 2010, 2011, 2012. So they were crazies. Well, if they’re selling, they must then also being of the same improbable and non-consensus and existential risks that Bitcoin might be having if they’re all out, right? And so we have to know like are you all out? And then is it because of these existential risks that we’re seeing in quantum? Is it because we’re seeing things in AI that is more interesting that is actually going to compete for Bitcoin for capital? Is it because there’s privacy issues that hasn’t been addressed, especially if you’re like an offshore Chinese investor? Is it because yeah, Lightning Network never materialized, so Bitcoin’s actually having a fundamental economic model issue where the block subsidy eventually will run out and so it’s not viable when that breaks. There are some real questions there and since the block size war we’ve come enough time where I think people would have anticipated more development for what Bitcoin could be still now versus what it was back in 2018 and that part two could be like a a thing to investigate a little bit further.

AP: Where can we send people to find you on the internet? Find me on Twitter.

JP: My handle is DGT100011 and you can also find my substack there for some deeper reads.

AP: I got a feeling you’re going to come out with a big piece soon. That’s my my hope at least. I I don’t know if that’s true, but we’re going to find out. All right, thanks for doing it. We’ll do it again next week.

~~ End of Transcript ~~

Why Bitcoin Isn’t Breaking Out—And What’s Really Holding It Back

Despite bullish expectations for Q4, Bitcoin has stalled below recent highs. A deeper look reveals structural challenges around demand, generational interest, and an identity crisis that may redefine

MAX VOL PODCAST NOV 06, 2025

Anthony Pompliano recently sat down with Jeff Park, CIO at Procap BTC, to discuss Bitcoin’s recent price drawdown, Millennials’ and Gen Z’s view on the financial system, AI, Prediction markets, other investments, and more!

Key Takeaways:

♦	Bitcoin has been declining rather than rallying in Q4, touching $101,000 recently, far below the typical 60% average Q4 returns seen over the past decade

♦	Large Bitcoin holders controlling roughly one-third of all Bitcoin in existence have been consistently selling since 2022, while smaller retail accounts have stopped accumulating on-chain for the first time since 2024

♦	Young investors appear to be losing interest in Bitcoin, potentially drawn away by AI investments and prediction markets, raising concerns about the generational appeal that has historically underpinned Bitcoin’s value proposition

♦	Bitcoin faces an identity crisis, caught between its cypherpunk origins and institutional adoption, with neither path fully developed enough to drive sustained momentum

♦	The dual requirement for Bitcoin to rally may be unprecedented: the S&P 500 would need to sustain levels above 6,900 while gold simultaneously holds above $4,200, reflecting Bitcoin’s unique position as both a risk-on and risk-off asset

The Missing Q4 Rally

The bitcoin market has entered unfamiliar territory. Where Q4 historically delivers explosive gains, averaging around 60% over the past eight to ten years, this year has brought price stagnation and decline. Bitcoin recently touched $101,000, disappointing investors who anticipated a continuation of the bull market momentum. The gap between expectations and reality has created widespread frustration within the crypto community.

Multiple forces are converging to suppress price action. At the macro level, uncertainty surrounds the Federal Reserve’s policy. The abrupt end to quantitative tightening, though telegraphed, caught some market participants off guard.

Additionally, the possibility of a December rate cut being followed by no further cuts has created confusion about the trajectory of monetary policy. These dynamics signal potential liquidity issues that prompted the accelerated end of QT.

At the micro level, the market is still recovering from October’s massive liquidation event, which was the largest in recent memory. This wealth destruction has left traders cautious, with lingering concerns about additional hidden losses yet to surface. Recent DeFi exploits have compounded this risk-off sentiment. Major platforms including Balancer, Stream Finance, and Moonwell have suffered exploits totaling hundreds of millions of dollars in lost capital. While such incidents once generated significant alarm, they now occur with enough frequency to create persistent background anxiety about infrastructure safety.

The Supply Side Problem

On-chain data reveals a troubling supply-demand imbalance. Large holders, those controlling between 1,000 and 10,000+ BTC, still own approximately one-third of all Bitcoin in existence, roughly 6 to 7 million coins. These whales have been consistently liquidating positions since 2022, creating persistent selling pressure that small buyers struggle to absorb.

The market structure remains extremely lopsided. Smaller holders, those with less than one Bitcoin or between one and ten Bitcoin, commonly referred to as shrimp and crab accounts, control only about 4 million Bitcoin in aggregate, less than half of what the whales possess. This concentration means large sellers can move markets quickly and decisively.

More concerning is the trend among these smaller accounts. Historically, retail investors accumulated Bitcoin gradually and consistently through 2024. But that pattern has reversed. For the first time, small account holdings have begun declining over the past year and a half. While some of this may reflect migration to ETFs, the shift raises fundamental questions about demand from younger demographics.

The Generational Divide

The declining on-chain accumulation by small accounts points to a potentially existential issue: young people may be losing interest in Bitcoin. This matters because Bitcoin’s value proposition has always contained an implicit intergenerational reflexivity. Older investors buy Bitcoin partly because they believe younger generations will eventually want it, enabling wealth transfer. But if young people opt out, that reflexivity breaks down.

The hypothesis that ETF availability fully explains the decline in on-chain activity among small holders faces challenges. Young investors, those in their 20s and early 30s, tend to care deeply about how they hold crypto exposure. For this demographic, owning coins on-chain represents participation in the ethos and meaning of cryptocurrency. The social identity attached to crypto ownership makes it unlikely that young people would proudly discuss holding Bitcoin exposure through an ETF the way they would discuss holding actual coins.

Several factors may be pulling young people’s attention away from Bitcoin. Prediction markets have emerged as a significant competitor for speculative capital and attention. The artificial intelligence investment boom offers another compelling alternative, with many investors choosing to allocate fresh capital to AI companies and hyperscalers rather than Bitcoin on a zero-sum basis.

The two trends, AI and Bitcoin, represent different sides of the same coin, both fundamentally about energy and computation. If investors can capture exposure to this thesis through data center infrastructure with perceived sovereign-level support, they may view that as a superior alternative to Bitcoin ownership. The structural tailwinds supporting AI infrastructure investment, while often dismissed as bubble dynamics, show signs of durability that could sustain capital flows longer than skeptics anticipate.

An Identity in Flux

Bitcoin finds itself trapped in an uncomfortable middle position. On one hand, it aspires to be true cypherpunk money, entirely resistant to sovereign manipulation. On the other hand, it seeks institutional and sovereign-level support to become part of the global monetary system. The problem is that Bitcoin must pick a lane, and currently it occupies neither position convincingly.

The ecosystem development needed to make Bitcoin genuinely useful as cypherpunk money remains insufficient. Meanwhile, government support exists but feels incomplete—sometimes resembling populist showmanship without substantive follow-through. Young people seeking meaning in their investments increasingly question what Bitcoin stands for when AI companies receive clear signals of national strategic importance, while Bitcoin’s role remains ambiguous.

This identity crisis manifests in concerning ways within the Bitcoin community itself. Internal debates over development priorities, spam filters, and potential hard forks like BIP 444 have taken on extreme ideological overtones. Some Bitcoin advocates have begun weaponizing legal mechanisms against other factions within the community, creating conflicts over content moderation and protocol governance that feel disconnected from Bitcoin’s founding principles.

The tension between radical free speech principles embedded in Bitcoin’s cypherpunk roots and concerns about illegal content on-chain represents just one example of how the community is fracturing. These internal divisions, representing an extreme right- wing co-opting within the native Bitcoin community, combine with the Wall Street financialization and political administration co-opting to create multiple simultaneous pressures on Bitcoin’s identity.

Millennial Anxiety Versus Gen Z Indifference

The generational gap in how people relate to Bitcoin reflects deeper differences in economic experience and worldview. Millennials came of age during the global financial crisis, old enough to understand what was happening but too young to have significant assets at risk. The psychological impact of that crisis created what might be called the Bitcoin mindset — a focus on monetary debasement and financial system dysfunction that Bitcoin promised to address.

Gen Z lacks this formative experience with a financial crisis. For this younger cohort, monetary debasement simply isn’t an interesting problem to solve. They don’t feel ownership over fixing that issue. The analogy to C-SPAN, the government affairs channel that older generations watch but young people find completely uninteresting, captures how Gen Z views hardcore finance topics. They know about these issues but feel no compulsion to engage with them.

Each generation sees the truth of systemic dysfunction more clearly than the last. Gen Z recognizes that problems like social security are already beyond repair. Rather than fighting battles they view as predetermined losses, they seek meaning and belonging in communities and activities that provide immediate satisfaction. This shift in priorities helps explain the rise of certain forms of populism and suggests that Bitcoin must adapt its message to capture the interest of Gen Z.

Interestingly, Bitcoin’s original mission as cypherpunk money—focused on sovereignty, privacy, and technological literacy—should appeal strongly to Gen Z values. This generation cares deeply about privacy, having grown up in the Facebook era with full awareness of the data monetization trade-offs that millennials accepted more readily. They think more carefully about whether to share personal information and how to monetize their own data.

If Bitcoin could reposition itself around this populist energy—emphasizing individual sovereignty and privacy rather than just financial returns—it might resonate with younger demographics. But the current trajectory toward Wall Street financialization and institutional adoption risks alienating this audience. The prospect of billionaires and establishment figures becoming wealthy through Bitcoin doesn’t inspire Gen Z participation. While seeing influential investors support Bitcoin can be encouraging, their role as spokespeople may actually repel the younger generation.

The Psychology of Price Points

Bitcoin’s approach toward the $100,000 threshold creates an unexpected psychological dynamic. For institutions, crossing $100,000 represents validation—proof that sufficient liquidity exists for serious capital allocation. For younger retail investors, however, the six-figure price point presents a barrier. Despite the mathematical reality that investors can purchase fractional amounts, many people resist the idea of owning 0.1 of anything.

This creates a longer-term challenge. At $100,000, the next psychological milestone is $1,000,000, a full 10x gain. For investors accustomed to evaluating opportunities based on return potential rather than absolute price levels, a 10x return would normally be extraordinarily attractive. But for younger investors who increasingly measure success by the potential for 10x returns within a single year rather than over multiple years, the timeframe to reach $1,000,000 becomes the critical factor.

If the path to $1,000,000 Bitcoin takes seven years or more, younger investors will find that timeline less compelling than alternative opportunities that might double within twelve months—even if those alternatives trade at stretched valuations by traditional metrics. The logic isn’t about present value analysis. It’s entirely about perceived upside and timeframe to realization.

This mindset reflects a broader feeling among young people that they’re starting from behind. They perceive a need for extreme or accelerated returns to catch up financially. Steady, reliable gains lack appeal compared to explosive growth, even when the latter carries substantially higher risk.

The Dual Nature Curse

Bitcoin suffers from being both a risk-on and risk-off asset simultaneously—a rare and potentially problematic characteristic. For Bitcoin to reach new all-time highs, it may require two contradictory conditions to manifest at once: the S&P 500 would need to cross and sustain levels above 6,900 (indicating extreme risk-on sentiment and inflationary pressures) while gold simultaneously hits and maintains levels above

$4,200 (indicating risk-off positioning).

These conditions are fundamentally antithetical. They rarely align, and when they do, the alignment proves temporary. In recent weeks, gold briefly exceeded $4,200, but the S&P 500 fell short. Later, the S&P reached higher levels, but gold had retreated. The key variable is whether or when both conditions can coincide with sufficient duration to create consensus that other factors are at play. That consensus would likely center on global liquidity dynamics, which historically drive Bitcoin appreciation.

Beyond these macro conditions, the continued selling from large Bitcoin holders remains a wildcard. Understanding not just that whales are selling, but what percentage of their holdings they’re liquidating, matters immensely. Anecdotal evidence suggests some long-time holders are exiting almost completely, selling 95% or more of their positions. These aren’t individuals who waited ten years to sell for lifestyle needs. On-chain data shows they’ve been selling consistently since 2022. The critical question is whether they retain meaningful skin in the game or have essentially abandoned their positions.

If the original Bitcoin investors, aka the “crazy” people who saw opportunity when consensus said it was impossible, who bought in 2010, 2011, 2012 with deeply non- consensus views, are now completely out, that carries significant implications. These were individuals who identified asymmetric opportunities that others missed. If they’re selling, they may be identifying comparable existential risks or superior opportunities that warrant full exits.

Potential concerns driving such behavior could include quantum computing threats, AI development that competes directly with Bitcoin for capital, unresolved privacy issues, particularly for offshore investors, the failure of Lightning Network to materialize as planned, or fundamental questions about Bitcoin’s long-term economic viability as block subsidies decline. Since the block size wars, sufficient time has passed that observers might have expected more ecosystem development than has actually occurred.

Signs of Changing Sentiment

The recent public statement about Bitcoin from Scott Bessent, the Treasury Secretary, represents a notable shift. The tweet wasn’t a generic endorsement or vague reference to sound money principles. It was an explicit, enthusiastic statement about Bitcoin— the kind of message that could have been written by a dedicated Bitcoin maximalist account and simply attributed to a government official.

This development coincides with a broader aging of the Bitcoin community. Ten years ago, passionate Bitcoin advocates were in their 20s. Now those same individuals are in their 30s and 40s, advancing into positions of influence and authority. As the cohort ages together, the question becomes: who represents the twenty-something demographic today? Who serves as the authentic voice appealing to that younger audience?

Some cryptocurrency projects have successfully maintained appeal across generations. Ripple, surprisingly, has retained strong support among young people globally, with particularly robust communities on platforms like TikTok and in countries like South Korea. The project’s social media strategy has cultivated a fervent fan base that transcends the United States market, demonstrating that meme-based appeal and community development can evolve effectively over time.

Bitcoin, by contrast, sometimes feels stuck in its aging process. While Bitcoin treasury companies and institutional adoption represent progress, the absence of young, technology-forward voices building Bitcoin layer-2 solutions, side chains, and next- generation infrastructure points to a drought in the development funnel. The energy that should be coming from younger builders tackling serious technical challenges appears diminished.

The Path Forward

Despite current challenges, there’s reason for tempered optimism. Bitcoin has weathered similar periods of identity crisis and community conflict before. Those who lived through the block size wars recognize that pendulum swings in ideology and development philosophy represent part of Bitcoin’s adoption journey. Over time, these systems tend toward self-correction.

The most critical variable to monitor remains young people’s interest and participation. If an entire generation opts out of Bitcoin ownership, the reflexive value proposition breaks down fundamentally. The first signs of this trend—visible in declining on-chain accumulation by small accounts—warrant serious attention, even if ETF adoption makes the picture harder to parse with certainty.

Current expectations around timing have shifted. The structural bid from both retail ETF flows and Bitcoin treasury company purchases has proven weaker than anticipated earlier in the year. October and November have not delivered the momentum many expected. The third unknown variable—when the persistent selling pressure from large holders might abate—remains unanswerable, but represents a necessary condition for sustained price appreciation.

Bitcoin’s curse and luxury of functioning simultaneously as risk-on and risk-off asset creates unique requirements for price discovery. Until both speculative appetite and defensive positioning align, or until selling pressure from large holders exhausts itself, the sideways price action may persist longer than bulls anticipate. The question isn’t whether Bitcoin has a future as confidence in the long-term thesis remains intact, but rather what timeframe that future materializes on, and whether it can recapture the generational appeal that once formed the foundation of its value proposition.

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This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin- aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward- looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

press@procapfinancial.com

Dan Nash IR@ColumbusCircleCap.com

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